

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2019

Alon Dayan
Director and Chief Executive Officer
Virtual Crypto Technologies, Inc.
11 Ha'amal Street
Tel Aviv, Israel

> **Re: Virtual Crypto Technologies, Inc.**
> **Preliminary Information Statement on**
> **Schedule 14C**
> **Filed February 26, 2019**
> **File No. 000-15746**

Dear Mr. Dayan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Shachar Hadar